UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             --------------------

                                SCHEDULE 14D-9F
                             --------------------
                                 (RULE 14d-103)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
          SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                    RULES 14d-1(b) AND 14e-2(c) THEREUNDER

                                HUMMINGBIRD LTD.
                           (Name of Subject Company)

                                     Canada
       (Jurisdiction of Subject Company's Incorporation or Organization)

                                HUMMINGBIRD LTD.
                       (Name of Person Filing Statement)

                                 Common Shares
                         (Title of Class of Securities)

                                   44544R101
                     (CUSIP Number of Class of Securities)

                               Inder P.S. Duggal
                            Chief Financial Officer
                                Hummingbird Ltd.
                            1 Sparks Avenue Toronto,
                            Ontario, Canada M2H 2W1
                            Telephone (416) 496-2200

          (Name, Address and Telephone Number of Person Authorized to
  Receive Notices and Communications on Behalf of the Person Filing Statement)

                                WITH COPIES TO:

     Christopher W. Morgan, Esq.                  Stephen H. Halperin, Esq.
Skadden, Arps, Slate Meagher & Flom LLP            Michael Partridge, Esq.
            222 Bay Street                               Goodmans LLP
       Suite 1750, P.O. Box 258                        250 Yonge Street
   Toronto, Ontario, Canada M5K 1J5                      Suite 2400
            (416) 777-4700                     Toronto, Ontario, Canada M5B 2M6
                                                        (416) 979-2211

PART I - INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.  Home Jurisdiction Documents

         Document 1: A Directors' Circular, dated July 25, 2006 (the "Directors' Circular"), of Hummingbird Ltd. ("Hummingbird").

Item 2.  Informational Legends

         See "Notice to United States Shareholders" on the outside front cover of the Directors' Circular.

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Offer described in this Directors' Circular, you should consult with your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.


                         [HUMMINGBIRD GRAPHIC OMITTED]


                              DIRECTORS' CIRCULAR

                             relating to the offer
                                       by
                              6575064 Canada Inc.
                          a wholly-owned subsidiary of
                             Open Text Corporation

              to purchase all of the outstanding Common Shares of

                                HUMMINGBIRD LTD.

         not currently owned by 6575064 Canada Inc. and its affiliates at a price of US$27.75 per Common Share


      -----------------------------------------------------------------------
     |   The Board of Directors unanimously recommends that the Offer be     |
     |       REJECTED and that shareholders NOT tender their Common          |
     |                 Shares to the Offer at this time.                     |
      -----------------------------------------------------------------------

                                 July 25, 2006

                      Notice to United States Shareholders

The offer to which this Directors' Circular relates is made for the securities of a Canadian issuer and, while the offer is subject to disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. The enforcement by investors of civil liabilities under United States federal securities law may be affected adversely by the fact that Hummingbird is a Canadian corporation, and that some of its officers and directors are Canadian residents.

[HUMMINGBIRD GRAPHIC OMITTED]


                                             TABLE OF CONTENTS

DIRECTORS' CIRCULAR......................................................................................2
THE OFFER................................................................................................2
BACKGROUND TO THE OFFER..................................................................................2
RECOMMENDATION OF BOARD OF DIRECTORS OF HUMMINGBIRD......................................................4
INTENTIONS OF DIRECTORS, SENIOR OFFICERS AND CERTAIN SHAREHOLDERS........................................5
DIRECTORS AND SENIOR OFFICERS OF HUMMINGBIRD AND OWNERSHIP OF SECURITIES.................................5
TRADING IN SECURITIES OF HUMMINGBIRD.....................................................................6
ISSUANCES OF SECURITIES..................................................................................6
OWNERSHIP OF SECURITIES OF THE OFFEROR...................................................................7
RELATIONSHIP BETWEEN THE OFFEROR AND DIRECTORS AND SENIOR OFFICERS OF HUMMINGBIRD........................7
AGREEMENTS BETWEEN HUMMINGBIRD AND ITS DIRECTORS AND SENIOR OFFICERS.....................................7
INTERESTS OF DIRECTORS AND SENIOR OFFICERS OF HUMMINGBIRD IN MATERIAL CONTRACTS OF THE OFFEROR...........8
MATERIAL CHANGES IN THE AFFAIRS OF HUMMINGBIRD...........................................................8
CURRENCY.................................................................................................8
STATUTORY RIGHTS.........................................................................................8
APPROVAL OF THE DIRECTORS' CIRCULAR......................................................................9
APPROVAL AND CERTIFICATE...............................................................................C-1


                              DIRECTORS' CIRCULAR

         This Directors' Circular is issued by the board of directors (the "Board of Directors" or the "Board") of Hummingbird Ltd. ("Hummingbird" or the "Company") in connection with the offer (the "Offer") made by 6575064 Canada Inc. (the "Offeror"), a wholly-owned subsidiary of Open Text Corporation ("Open Text"), to purchase all of the outstanding common shares (the "Common Shares") of Hummingbird not currently owned by the Offeror and its affiliates at a price of $27.75 per share, upon the terms and subject to the conditions set forth in the Offer and accompanying circular of the Offeror dated July 10, 2006 (together, the "Offeror's Circular").

         Information herein relating to the Offer, the Offeror and Open Text has been derived from the Offeror's Circular. The Board of Directors does not assume any responsibility for the accuracy or completeness of such information.

                                   THE OFFER

         The Offer was made pursuant to the terms and conditions of an offer to purchase dated July 10, 2006. Pursuant to the Offer, the Offeror has offered to purchase all of the Common Shares for $27.75 in cash per Common Share. The Offer is open for acceptance until 12:01 a.m. (Vancouver time) on August 15, 2006.

         The Offer is being made only for the Common Shares and not for any options, warrants or other rights to purchase Common Shares. Any holder of options to purchase Common Shares ("Options") who wishes to accept the Offer must first exercise all such Options and deposit the Common Shares obtained on the exercise of such Options in accordance with the Offer.

                            BACKGROUND TO THE OFFER

         In early 2006, Hummingbird and Symphony Technology Group ("Symphony") began discussing a potential transaction involving the acquisition of Hummingbird by Symphony. As discussed in further detail in Hummingbird's management information circular dated June 23, 2006, these discussions evolved into negotiations that ultimately resulted in Hummingbird entering into an arrangement agreement (the "Symphony Arrangement Agreement") dated May 25, 2006 with entities affiliated with Symphony (the "Symphony Affiliates"). Pursuant to the Symphony Arrangement Agreement, a Symphony Affiliate agreed to acquire all of the issued and outstanding Common Shares at a price of $26.75 in cash per Common Share by way of a statutory plan of arrangement (the "Symphony Arrangement").

         On May 18, 2006, Open Text sent a letter to a Hummingbird director expressing interest in exploring a potential transaction between Open Text and Hummingbird. The director advised the Board of his receipt of this letter and the Board determined that it would not be appropriate for Hummingbird to immediately respond to Open Text's letter given, among other things, (i) the imminent execution of the Symphony Arrangement Agreement, (ii) the very general and uncertain nature of Open Text's inquiry and (iii) that commencing discussions with Open Text would significantly prejudice Hummingbird's ability to proceed with a transaction with Symphony.

         On May 26, 2006, Hummingbird announced the execution of the Symphony Arrangement Agreement.

         On May 30, 2006, Barry Litwin, Hummingbird's President and Chief Executive Officer, sent a letter to John Shackleton, Open Text's President and Chief Executive Officer, acknowledging receipt of Open Text's letter of May 18, 2006 and requesting that all future business combination related inquiries be directed to Stephen Crane, the Chairman of Hummingbird's special committee of directors (the "Special Committee").

         On June 14, 2006, Tom Jenkins, the Executive Chairman of Open Text's board of directors, sent an email to Mr. Crane expressing Open Text's continued interest in pursuing a business combination with Hummingbird. Mr. Jenkins also indicated that Open Text was willing to consider the acquisition of all of the outstanding Common Shares at a price per share greater than the price under the Symphony Arrangement. Later that day, Mr. Jenkins contacted Mr. Crane via telephone. During their ensuing conversation, Mr. Crane informed Mr. Jenkins that, under the terms of the Symphony Arrangement Agreement, Hummingbird was unable to respond to anything other than a written proposal outlining the terms and conditions of a business combination.

         On June 16, 2006, Open Text wrote to Mr. Crane to propose the acquisition of all of the issued and outstanding Common Shares at a price of $27.25 per share in cash, subject to satisfactory completion of due diligence by Open Text and certain other conditions.

         The Special Committee met via teleconference on June 17, 2006 and the Board met via teleconference on June 19, 2006 and June 20, 2006 to discuss the Open Text letter and Hummingbird's response thereto. At the Board meeting on June 19, 2006, the Board determined, after receiving advice from its legal and financial advisors, that Open Text's letter of June 16, 2006 constituted a "Superior Proposal" under the terms of the Symphony Arrangement Agreement, which enabled Hummingbird to pursue negotiations with Open Text. The Board also determined, despite its conclusion that the Open Text proposal constituted a "Superior Proposal", that prior to engaging in any discussions with Open Text it would be prudent for Hummingbird to receive more detail concerning Open Text's financing arrangements relating to the proposed transaction. Mr. Crane communicated this requirement to Mr. Jenkins shortly after the June 20, 2006 meeting.

         On June 28, 2006, Hummingbird received a copy of a letter from a
Schedule I Canadian bank to Open Text in which the bank stated that it was "highly confident" that it would be able to underwrite senior secured lending facilities sufficient to enable Open Text to acquire all of the issued and outstanding Common Shares.

         On June 29, 2006, Mr. Crane wrote to Mr. Jenkins to confirm that the Board was willing to engage in further discussions with Open Text. Mr. Crane's letter also stated that the Board was concerned that pursuing a transaction with Open Text at a time when the Symphony Arrangement was at an advanced stage would raise new transaction and business risks for Hummingbird and its shareholders. Therefore, Mr. Crane's letter advised Open Text that Hummingbird would be willing to pursue Open Text's proposal only if it were sufficiently attractive from a financial point of view and had an extremely high certainty of closing. In this regard, among other things, Mr. Crane's letter stated that an offer price of substantially more than $27.25 per share would be required to compensate Hummingbird's shareholders for the incremental risks associated with the Open Text proposal and that Open Text would be required to commit to an expeditious due diligence process. Attached to the letter was a form of non-disclosure agreement that Hummingbird requested Open Text sign in order to facilitate due diligence. The full text of Mr. Crane's letter is reproduced in the Offeror's Circular.

         Open Text did not respond to Mr. Crane's letter. On July 5, 2006, Open Text announced that it intended to make the Offer and that it had entered into lock-up agreements with Hummingbird shareholders that, as of that date, collectively held approximately 18% of the Common Shares that were issued and outstanding on June 19, 2006. The Board met via teleconference on July 7, 2006 to consider Open Text's announcement. Later that day, Hummingbird issued a press release responding to Open Text's announcement in which Hummingbird indicated, among other things, that the Board continued to be willing to negotiate with Open Text regarding the terms of its offer and to provide Open Text with appropriate access to non-public information regarding Hummingbird.

         On July 10, 2006, Open Text formally made its Offer and delivered a copy of the Offeror's Circular to Hummingbird.

         Between July 13, 2006 and July 20, 2006, Hummingbird and Open Text discussed the circumstances in which they would be willing to enter into negotiations regarding a transaction in which Open Text would acquire all of the issued and outstanding Common Shares at a price of $27.85 per share in cash. As part of these discussions, Open Text and Hummingbird agreed upon the terms and conditions of "change of control" agreements that Hummingbird proposed to offer to certain of its key employees in an effort to ensure that these employees would remain employed by Hummingbird notwithstanding the significant uncertainty regarding their future with the company caused by Open Text's offer to acquire Hummingbird. See "Agreements Between Hummingbird and its Directors and Officers." During this time, Hummingbird and Open Text also settled the terms of a non-disclosure agreement.

         On July 20, 2006, Hummingbird and Open Text executed a non-disclosure agreement that, in addition to imposing confidentiality obligations on Open Text with respect to information provided to it by Hummingbird, provides, among other things, that (i) until October 31, 2006, Open Text may not, without the consent of the Board, acquire or attempt to acquire Hummingbird at a price of less than $27.85 per share (subject to certain exceptions), (ii) Hummingbird and Open Text will use commercially reasonably efforts to ensure that Open Text completes its due diligence review of Hummingbird by July 30, 2006 and (iii) Open Text will use commercially reasonable efforts to settle a definitive agreement relating to a transaction with Hummingbird by July 30, 2006.

         On July 21, 2006, Hummingbird announced the execution of the non-disclosure agreement, Open Text began its due diligence review of Hummingbird and Open Text provided Hummingbird with a draft arrangement agreement that contemplates the acquisition of all of the issued and outstanding Common Shares by the Offeror at a price of $27.85 per share in cash.

         Also on July 21, 2006, Hummingbird's convened a previously scheduled special meeting of its shareholders that was called to consider the Symphony Arrangement. In light of the uncertain status of a potential transaction between Open Text and Hummingbird, Hummingbird adjourned this meeting until August 18, 2006 before shareholders voted on the Symphony Arrangement.

         Open Text's due diligence review of Hummingbird, and negotiations to settle the terms of an arrangement agreement between Hummingbird and Open Text, are currently proceeding.

              RECOMMENDATION OF BOARD OF DIRECTORS OF HUMMINGBIRD

-------------------------------------------------------------------------------

             THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE
            OFFER BE REJECTED AND THAT SHAREHOLDERS NOT TENDER THEIR
                   COMMON SHARES TO THE OFFER AT THIS TIME.
-------------------------------------------------------------------------------

         On July 25, 2006, the Board met to finalize its response to the Offer. Based on the factors described below, and on the basis of the unanimous recommendation of the Special Committee based on the same factors, the Board of Directors unanimously agreed to recommend that Hummingbird Shareholders REJECT the Offer and NOT tender their Common Shares to the Offer at this time. The resolutions of the Board were unanimous, but excluded Andrew Malik who recused himself from voting due to his employment as a Managing Director at Lehman Brothers Inc., Hummingbird's financial advisor.

         Given the uncertain status of a potential transaction with Open Text and the factors described below, at this time the Board also continues to recommend that shareholders vote in favour of the Symphony Arrangement. Hummingbird's Board intends to revisit its recommendations with respect to the Offer and the Symphony Arrangement from time to time as appropriate in light of Hummingbird's ongoing negotiations with Open Text.

                           REASONS FOR RECOMMENDATION

         The Board has carefully considered the Offer and the unanimous recommendation of the Special Committee and received the benefit of advice from its financial and legal advisors. In unanimously concluding that Hummingbird Shareholders reject the Offer and not tender their Common Shares to the Offer at this time, the Board of Directors identified a number of factors as being most relevant, including the following:

1. Ongoing Negotiations with Open Text. Hummingbird is currently negotiating a potential transaction with Open Text pursuant to which Open Text would acquire all of the issued and outstanding Common Shares at a price of $27.85 per share in cash, which is higher than the price offered by Open Text under the Offer. Hummingbird also believes that any negotiated transaction with Open Text would be subject to significantly fewer conditions in favour of Open Text than are currently contained in the Offer, and therefore would have a much higher certainty of closing than the Offer. Hummingbird and Open Text have agreed to use their commercially reasonable efforts to settle a definitive agreement relating to such a transaction by July 30, 2006, and Hummingbird expects that Open Text would withdraw the Offer concurrently with the execution of such an agreement. There can be no assurance that the negotiations between Hummingbird and Open Text will ultimately result in an agreement between them on the terms indicated or at all. The Board believes that shareholders will not be in a position to make an informed decision about the Offer while these negotiations are ongoing.

2. Offer is Highly Conditional. The Offer is highly conditional for the benefit of Open Text. In total, there are 16 conditions, many of which would permit Open Text to terminate the Offer virtually at will, with the result that tendering Common Shares to the Offer would constitute little more than the grant of an option to Open Text to acquire those Common Shares. Each of the conditions must be satisfied or waived before Open Text will be obliged to take up any Common Shares deposited under the Offer. Several of the conditions provide broad discretion in favour of Open Text to determine, in its sole judgment, whether certain events have or have not occurred or exist to make it inadvisable for Open Text to proceed with the Offer and take up any Common Shares deposited. Some of the conditions are not subject to materiality thresholds or other objective criteria but rather provide Open Text with a broad range of grounds upon which it may decline to proceed with the Offer even if enough Common Shares are deposited pursuant to the Offer to satisfy the Offer's minimum acceptance condition. Hummingbird believes that it would be extremely difficult, if not impossible, for certain of the conditions in the Offer to be satisfied unless Open Text's acquisition of Hummingbird proceeds by way of a "one-step" transaction (such as a plan of arrangement) rather than as a take-over bid.

3. Consequences of Recommendation under Symphony Arrangement Agreement. Under the terms of the Symphony Arrangement Agreement, if the Board recommends in favour of the Offer or makes no recommendation with respect to the Offer, the Symphony Affiliates will have the right to immediately terminate the Symphony Arrangement Agreement and to be paid a fee of approximately $11.7 million. The Symphony Arrangement Agreement also provides that the Symphony Affiliates will have the right to immediately terminate the Symphony Arrangement Agreement and to be paid the same fee if the Board does not reaffirm its recommendation in favour of the Symphony Arrangement in this Directors' Circular. The Board does not believe that it would be in the best interests of Hummingbird or its shareholders to give the Symphony Affiliates the right to terminate the Symphony Arrangement Agreement and trigger payment of this fee in advance of Hummingbird and Open Text executing a definitive agreement relating to an acquisition of Hummingbird by Open Text.

       INTENTIONS OF DIRECTORS, SENIOR OFFICERS AND CERTAIN SHAREHOLDERS

         The directors and senior officers of Hummingbird own or exercise control or direction over approximately 12.16% of the Common Shares on a fully-diluted basis (assuming the exercise of all options held by such directors and senior officers). The Board of Directors has made reasonable inquiries of each director and senior officer of Hummingbird, their respective associates, and any person acting jointly or in concert with Hummingbird. Each of the directors or senior officers of Hummingbird has indicated that he or she and their respective associates or affiliates intends not to tender to the Offer at this time. According to securities filings made by AMVESCAP PLC Aim Funds Management, Inc., as at December 31, 2005 AMVESCAP PLC Aim Funds Management, Inc. controlled 2,466,100 Common Shares representing approximately 14.2% of the outstanding Common Shares as at that date. AMVESCAP PLC Aim Funds Management, Inc. has not indicated whether it intends to accept or reject the Offer.

    DIRECTORS AND SENIOR OFFICERS OF HUMMINGBIRD AND OWNERSHIP OF SECURITIES

         The following table sets out the names and positions of all directors and senior officers of Hummingbird and the number, designation and percentage of outstanding securities beneficially owned or over which control or direction is exercised by each such director and senior officer of Hummingbird and, where known after reasonable enquiry, by their respective associates. No person or company is acting jointly or in concert with Hummingbird, nor to the knowledge of the directors and senior officers of Hummingbird, does any person or company hold, beneficially own or exercise control or direction over more than 10% of any class of equity securities of Hummingbird or securities carrying more than 10% of the votes attached to the shares of Hummingbird, other than AMVESCAP PLC Aim Funds Management, Inc.


                                                                              Hummingbird Securities Owned or Over Which
                                                                                  Control or Direction is Exercised
                                                                              -------------------------------------------
                                                                                    Common             Options to Acquire
Name                             Position(s) Held                                 Shares(1)                Shares(2)
---------------------            ----------------------------------------     -----------------        ------------------

FRED E. SORKIN                   Director, Chairman                                1,217,523                  80,000
A. BARRY LITWIN                  Director, President and Chief Executive             923,107                  80,000
                                 Officer
JOHN T. MCLENNAN                 Director                                              --                     50,000
ANDREW J. MALIK                  Director                                              --                    100,000
INDER P.S. DUGGAL                Director, Chief Financial Officer,                    --                    267,000
                                 Secretary and Treasurer
STEPHEN A. CRANE                 Director                                              1,000                  50,000
HADLEY C. FORD                   Director                                              --                     50,000
JOHN B. WADE III                 Director                                              --                     50,000
JOHN A. MACDONALD                Director                                              --                     50,000
JULIUS DENIS DA COSTA            Senior Vice President, Sales                          --                     15,000
ANTHONY GEORGE HEYWOOD           Senior Vice-President, EMEA                           --                       --
EUGENE CHERNY                    Vice-President                                        --                       --
RODNEY DESMEULES                 Vice-President                                        --                     10,000
ELIAS DIAMANTOPOULOS             Vice-President                                        --                     31,000
GIOVANNI EVANGELISTI             Vice-President                                        --                       --
MARK FAGAN                       Vice-President                                        --                     25,000
JEFFREY EDWARD FLANAGAN          Vice-President                                        --                      7,000
YURI FRAYMAN                     Vice-President                                        --                       --
LEO HEFFERNAN                    Vice-President                                        --                     10,000
ALP HUG                          Vice-President                                        --                       --
HEATHER PERCY                    Vice-President                                        --                       --
LARRY RUDOLF                     Vice-President                                        --                       --
JOHN WAGER                       Vice-President                                        --                      7,500
MICHAEL WAYLING                  Vice-President                                        --                       --

--------------------------------
Notes

(1)  The information as to Common Shares beneficially owned, directly or indirectly or over which control or direction is exercised by each director and senior officer and by their respective associates, not being within the knowledge of Hummingbird, has been furnished by the respective directors and senior officers.
(2)  Each option entitles the holder to purchase one Common Share.


                      TRADING IN SECURITIES OF HUMMINGBIRD

         During the six months preceding the date of this Directors' Circular, none of Hummingbird, the directors and senior officers of Hummingbird nor, to the knowledge of the directors and senior officers of Hummingbird after reasonable enquiry, any of their respective associates, or AMVESCAP PLC Aim Funds Management, Inc., has traded any securities or rights to acquire securities of Hummingbird, other than as set out below.

                                                             Number of        Price per
Name                              Nature of Trade           Common Shares       Share          Date of Trade
---------------------        --------------------------     -------------    ------------    -----------------

YURI FRAYMAN                 Disposition in the market         16,300          $ 23.37        November 16, 2004

YURI FRAYMAN                 Disposition in the market         33,700          C$28.80         March 13, 2006

ALP HUG                      Disposition in the market         10,000          C$30.57          May 31, 2006

ANTHONY GEORGE HEYWOOD       Disposition in the market        125,000          C$30.84          June 6, 2006


         No director or senior officer of Hummingbird intends to purchase securities of Hummingbird during the currency of the Offer nor knows of the existence of such an intention on the part of any other person other than (i) pursuant to the exercise of options and (ii) the Offeror, which has indicated in the Offeror's Circular that it may acquire through the facilities of the Toronto Stock Exchange up to five percent of the Common Shares outstanding on the date of the Offer.

                            ISSUANCES OF SECURITIES

         No Common Shares (or securities convertible into Common Shares) have been issued to the directors or senior officers of Hummingbird during the two years preceding the date of this Directors' Circular, other than the Common Shares issued and options to purchase Common Shares granted under Hummingbird's stock option plan as set out below.


                                                          Number of Common
Name                              Nature of Issuance        Shares Issued      Price per Share (C$)      Date of Issuance
------------------------------    ------------------      -----------------    --------------------      ----------------

YURI FRAYMAN                       Option exercise             16,300                  23.50             November 16, 2004
YURI FRAYMAN                       Option exercise             33,700                  23.50              March 13, 2006
ALP HUG                            Option exercise             10,000                  26.90               May 31, 2006
ANTHONY GEORGE HEYWOOD             Option exercise             100,000                 26.20               June 6, 2006
ANTHONY GEORGE HEYWOOD             Option exercise             25,000                  30.10               June 6, 2006


                                       Number of Options                             Exercise
Grantee                                   Granted(1)           Date of Grant         Price (C$)          Expiry Date
---------------------------         ---------------------    -----------------       ----------        -----------------

JULIUS DENIS DA COSTA                       15,000           November 29, 2004         28.59           November 29, 2010
RODNEY DESMEULES                            10,000           November 29, 2004         28.59           November 29, 2010
ELIAS DIAMANTOPOULOS                        15,000           November 29, 2004         28.59           November 29, 2010
INDER P.S. DUGGAL                           100,000           August 23, 2004          28.51            August 23, 2010
JEFFREY EDWARD FLANAGAN                      7,000           December 31, 2005         25.35           December 31, 2011
LEO HEFFERNAN                               10,000             March 1, 2005           31.41             March 1, 2011
HADLEY C. FORD                              50,000             March 3, 2006           26.20             March 3, 2012
JOHN A. MACDONALD                           50,000             March 3, 2006           26.20             March 6, 2012
JOHN B. WADE III                            50,000             March 3, 2006           26.20             March 6, 2012
JOHN WAGER                                   7,500             June 1, 2005            26.60             June 1, 2011

----------------------------
Note:

(1) Each option entitles the holder to acquire one Common Share.



                     OWNERSHIP OF SECURITIES OF THE OFFEROR

         None of Hummingbird, the directors and officers of Hummingbird nor, to the knowledge of the directors and officers of Hummingbird after reasonable enquiry, any of their respective associates, any person or company acting jointly or in concert with Hummingbird, or AMVESCAP PLC Aim Funds Management, Inc., own or exercise control or direction over any securities or rights to acquire securities of the Offeror or any party acting jointly or in concert with the Offeror.

           RELATIONSHIP BETWEEN THE OFFEROR AND DIRECTORS AND SENIOR
                            OFFICERS OF HUMMINGBIRD

         No arrangements or agreements (including any arrangements or agreements as to any payment or other benefit to be made or given by way of compensation for loss of office or as to the directors or senior officers of Hummingbird remaining in or retiring from office if the Offer is successful) have been made or proposed to be made between the Offeror and any of the directors or senior officers of Hummingbird. None of the directors or senior officers of Hummingbird is also a director or senior officer of the Offeror, or of any subsidiary of the Offeror.

      AGREEMENTS BETWEEN HUMMINGBIRD AND ITS DIRECTORS AND SENIOR OFFICERS

         Barry Litwin and Inder Duggal have written employment agreements with Hummingbird that require Hummingbird to pay 30 months' salary, benefits and bonus (based on the largest annual bonus in the preceding years) in the event of a change of control of Hummingbird.

         The officers of Hummingbird are also generally entitled to benefits, rights and payments under Hummingbird's various incentive plans. Mr. Crane, as Chairman of the Special Committee, will be paid a fee for his services as such. Mr. Malik, a member of the Board, is employed as a Managing Director by Lehman Brothers Inc., a financial advisor to Hummingbird.

Change of Control Arrangements

         Following the announcement of the Offer, the Board of Directors determined that it would be in the best interests of Hummingbird and its shareholders to ensure that the on-going operations of Hummingbird would not be compromised by the loss of one or more key employees due to the uncertainty created by a potential change of control of Hummingbird. After consultations with Hummingbird's management and legal advisors, and based upon the recommendation of the Special Committee, the Board of Directors agreed to offer retention arrangements to certain key employees of Hummingbird as a means of ensuring that their commitment to the Company and job performance would not be adversely affected by the potential that Hummingbird might be acquired by a direct competitor. Hummingbird discussed the proposed terms of the proposed retention arrangements with Open Text in order to determine the impact that the proposed arrangements would have on Open Text's willingness to enter into a transaction with Hummingbird.

         Pursuant to the terms of the proposed retention arrangements, each of the key employees who agree to such arrangements would be entitled to a payment based upon the employee's base salary if the employee is terminated or resigns for "good reason" within 12 months of a change of control of Hummingbird that occurs on or prior to December 31, 2006 (other than a change of control involving the acquisition of Hummingbird by Symphony or, in the Board's discretion, any other "financial" buyer). None of the executives have yet agreed to accept these arrangements, and there can be no assurance that any of them will do so.


           INTERESTS OF DIRECTORS AND SENIOR OFFICERS OF HUMMINGBIRD
                      IN MATERIAL CONTRACTS OF THE OFFEROR

         None of the directors or senior officers of Hummingbird or, to the knowledge of the directors and senior officers of Hummingbird after reasonable enquiry, any of their respective associates, or AMVESCAP PLC Aim Funds Management, Inc., has any interest in any material contract to which the Offeror is a party.

                 MATERIAL CHANGES IN THE AFFAIRS OF HUMMINGBIRD

         Except for the Offer or as otherwise described in this Directors' Circular or Hummingbird's management information circular dated June 23, 2006 relating to the Symphony Arrangement, no information is known to the directors or officers of Hummingbird that indicates any material change in the affairs of Hummingbird since March 31, 2006, the date of the last published financial statements of Hummingbird prior to the date hereof.

                                    CURRENCY

         All currency amounts referred to in this Directors' Circular are expressed in U.S. dollars, unless otherwise indicated. On July 24, 2006, the exchange rate for one U.S. dollar expressed in Canadian dollars based on the noon spot rate of the Bank of Canada was $1.1416.

                                STATUTORY RIGHTS

         Securities legislation in certain of the provinces and territories of Canada provides holders of Common Shares with, in addition to any other rights that they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the holders of Common Shares. However, such rights must be exercised within prescribed time limits. Holders of Common Shares should refer to the applicable provisions of the securities legislation of their province of territory for particulars of those rights or consult with a lawyer.

                      APPROVAL OF THE DIRECTORS' CIRCULAR

         The contents of this Directors' Circular have been approved by the directors of Hummingbird and the delivery of this Directors' Circular has been authorized by the directors of Hummingbird.

                            APPROVAL AND CERTIFICATE


DATED: July 25, 2006

         The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer within the meaning of the Securities Act (Quebec).


                      On behalf of the Board of Directors

(Signed)      Fred E. Sorkin                 (Signed)     Stephen A. Crane
              DIRECTOR                                    DIRECTOR

                        Please direct all inquiries to:

Questions and Further Assistance

If you have any questions about the information contained in this document or require assistance in completing your proxy form, please contact Hummingbird's proxy solicitation agent, at:

                          [GEORGESON GRAPHIC OMITTED]


                             100 University Avenue
                            11th Floor, South Tower
                                Toronto, Ontario
                                    M5J 2Y1

                North American Toll Free Number: 1-866-500-8075

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

         (1) Not Applicable.

         (2) Not Applicable.

         (3) Not Applicable.

PART III - UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

1.       Undertaking

         Hummingbird undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

2.       Consent to Service of Process

         (a) At the time of filing this Schedule, Hummingbird is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

         (b) Any change to the name or address of Hummingbird's agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of Hummingbird.

PART IV - SIGNATURES

         By signing this Schedule, the person signing consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with filing on this Schedule 14D-9F or any purchases or sales of any security in connection therewith, may be commenced against them in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant's designated agent.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              HUMMINGBIRD LTD.


Dated: July 25, 2006                          By:  /s/ A. BARRY LITWIN
                                                   ----------------------------
                                                   Name:  A. Barry Litwin
                                                   Title: President and Chief
                                                          Executive Officer